UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 1 November, 2011

Novogen Annual General Meeting
Chairman’s Report
31 October, 2011

I would like to welcome all of you to the 2011 Annual General Meeting of Novogen Limited.  This has been a very busy year for our Company and the Board of Directors that manages the Company on your behalf.  We met 22 times during the year to continue the strategy we initiated last year.

At our 2010 AGM I talked about the transition that was taking place in the nature of Novogen’s business strategy and the team that is implementing that strategy.  Today, I will update you on our continued progress and new initiatives.  Last year, we described an effort by the Board to rationalise all of Novogen’s operations to preserve existing market value but also to begin to enhance the value of our investments.  We noted that our Consumer Products business did not fit with our longer-term drug development strategy and alternatives were being explored.  This business had grown nicely over the past 18 months but much of that growth was from new distributors in new markets.  We felt there was some risk in the longer term strength of those sales and that a sale of the business was timely.  As you all know, in August we sold this business in an all cash transaction for $10.1 million.

In my report in 2010, I also described an annual royalty payment that Novogen receives from Archer Daniels Midland in the US.  A majority of that royalty stream will cease with the expiration of the underlying patents in 2013.  We were able to negotiate successfully a prepayment of the royalty payments relating to the 2013 patents and in July received a cash payment of US$2.9 million.  ADM will continue to pay any royalty amounts due on the patents that continue through 2018.

Both of the above transactions were central components of our restructuring strategy which now gives Novogen the capital to reinvest in other business opportunities.

We also described a transaction whereby Novogen would sell its isoflavone-related Intellectual Property portfolio to its majority owned subsidiary, Marshall Edwards, Inc. (“MEI”).  We finalised and closed that transaction in May, 2011.  As a result, Novogen received 1,000 Series A preferred shares from MEI.  Each of these preferred shares is convertible into 4,827 MEI common shares.  If MEI completes a successful Phase II clinical trial with any of this IP or initiates a Phase III trial, each preferred share will be convertible into 9,654 shares of MEI common stock.  Based on the MEI share price when the transaction was closed, the value of the underlying common shares received by Novogen was $0.839.  With MEI’s share price now above $1.25, Novogen has already seen a nice increase in the value of this investment.

With regard to our holdings in MEI, we also talked about the recruitment of an experienced management team to take our promising compounds through the rigorous process of clinical development.  MEI has continued to make great progress on all fronts and you will hear a full report from its CEO Dan Gold shortly.

As you will hear from Dan, MEI is in a capital intensive business development program.  After the IP sale mentioned above, Novogen effectively owned 78.2% of MEI, if it converted the preferred shares received.  MEI has over the past year, and must continue to raise capital, to pursue its business plan.  Our Annual Report outlines several transactions completed by MEI to raise capital from sources other than Novogen.  We endorse those efforts and see them as the logical and necessary way forward for MEI.  When appropriate, Novogen also plans to make additional equity investments in MEI.  We announced last month that Novogen had also made a small, US$2 million equity investment in MEI and we expect to make another such investment in the next few months.  Novogen’s resources are limited and ultimately, MEI’s needs will outpace the Company’s ability to provide new capital.  While the recent equity investment has moved Novogen’s effective ownership interest in MEI back up to 68.5% (if it converted the preference shares held), it is probable that Novogen’s ownership interest will decline over time.  We are confident, however, that MEI will be able to add significant value to our investment making a smaller percentage ownership interest worth much more over the longer term.

Our other majority owned subsidiary, Glycotex, has been run by Reinhard Koenig with very limited resources for the past five years.  Reinhard is here today and will also be giving us an update on the activities of Glycotex.  As with MEI, Novogen is contemplating an equity investment in Glycotex.  We are optimistic that we can also encourage other investors to participate with us in finally moving the glucan program into active development.  Glycotex has an exciting drug candidate that has commercial applications in several indications.  The advantage that Glycotex presents to the Novogen shareholders is lower development costs and faster results than the oncology related program.

Enough about last year, what comes next?  The Board is now looking at the new Novogen and how to maximise the value of its assets.  It is obvious that Novogen now acts mostly as a holding company, owning the shares of MEI and Glycotex.  We will use our cash judiciously to enhance the value of these two investments through ongoing equity infusions.  We also recognise the cost of maintaining Novogen as a listed company with a limited operational role within the Group.  Novogen represents an attractive vehicle for a privately held company that seeks a listing.  We have a large shareholder base with both an ASX and Nasdaq listing.  Over the past year we have looked at several businesses that Novogen could acquire in a share based transaction.  As part of such a transaction, we might distribute our MEI and/or Glycotex shares to the Novogen shareholders giving them the benefit of owning those shares directly in addition to Novogen shares.  We will proceed with this plan on a very cautious and deliberate basis with only the interests of our current shareholders in mind.

We have worked hard over the past year to restructure and strengthen our Company.  Those efforts thus far have been successful but unfortunately have not been reflected in our share price.  At this time last year, our share price was $0.12, today it is $0.13. It is important to recognise, however, that over the past two years, the share price of MEI has increased from US$0.68 to US$1.40 and we have significant amounts of cash.  In aggregate terms as at 30 September, 2011, the value of our investment in MEI, including the preference shares, was $17.2 million, plus we had $10.7 million in cash for a total of $27.9 million without ascribing any value to Glycotex.  Based on our share price last week, the market values our Company at under $15 million.  I would say we are substantially undervalued.

I have spoken to some of you over the past year and welcome the opportunity to answer your questions.  Please continue to contact me at any time.  Thank you for your continue ownership in Novogen and your support for our efforts.

William D Rueckert
Chairman